Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176793

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 10, 2011)

(Proposed Holding Company for Cheviot Savings Bank)
Up to 6,325,000 Shares of Common Stock
(Subject to Increase to up to 7,273,750 Shares)

This supplements the prospectus of Cheviot Financial Corp. dated November 10, 2011, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

In order to complete the offering of our common stock, we must sell at least 4,675,000 shares at $8.00 per share, or $37,400,000 of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase.   You may now purchase up to 5% of the shares sold in the offering, which would be $1,870,000 (233,750 shares) at the minimum of the offering range, $2,200,000 (275,000 shares) at the midpoint of the offering range, $2,530,000 (316,250 shares) at the maximum of the offering range and $2,909,496 (363,687 shares) at the adjusted maximum of the offering range. This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying Cheviot Savings Bank deposit account held jointly.  This limit also applies to purchases by you together with any associates or persons who may be acting in concert with you (as defined in the prospectus).  The ownership limitations for current Cheviot Financial Corp. shareholders disclosed in the prospectus remain unchanged.

Our records indicate that you have submitted an order or orders in the subscription offering totaling the previous purchase limitation, either alone or together with associates and persons acting in concert with you, and that you indicated on your stock order form a desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $8.00 per share. The supplemental stock order form must be received (not postmarked) by 12:00 noon, Eastern Time, on January 3, 2012.  Payment for additional shares ordered must be by bank check or money order, by wire transfer or by authorization of withdrawal from your deposit account(s) at Cheviot Savings Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Cheviot Savings Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order form. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Cheviot Mutual Holding Company’s members, (2) approval of our plan of conversion and reorganization by Cheviot Financial Corp.’s existing shareholders, (3) receipt of final regulatory approvals, including approval of an updated appraisal, and (4) the sale of at least 4,675,000 shares of common stock at $8.00 per share, which is the minimum of our offering range.  Meetings of members and shareholders are scheduled for December 28, 2011.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Ohio Division of Financial Institutions or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel

For assistance, contact the Stock Information Center, toll-free, at 1-(877) 643-8198.
The date of this prospectus supplement is December 21, 2011